EXHIBIT (c)(ix)

Queensland Treasury Corporation’s 2010-11 Indicative Borrowing Program Update

MEDIA RELEASE Embargo: 5pm AEST 15 June 2010

QTC announces Indicative Borrowing Program for 2010–11

Following the release of the State budget on 8 June, Queensland Treasury Corporation (QTC), today announced its estimated funding requirement for the financial year 2010-11 will be $18 billion.

Two billion less than the current year’s program, the $18 billion indicative borrowing program comprises $11 billion to refinance maturing debt and a net $7 billion of new borrowings to fund Queensland’s capital works and asset procurement requirements (see attachment for further detail). Total State capital expenditure, including that undertaken by local authorities, is expected to exceed $18 billion.

In line with Budget policy, the borrowing program does not include any potential positive impact on cash flows derived from the Government’s proposed future asset sales, except Forestry Plantations Queensland. It is expected that approximately 70% ($13 billion) of QTC’s 2010-11 borrowing program will be funded through the issuance of A$ denominated benchmark bonds, with the balance funded through commercial paper (CP) and medium-term note (MTN) issuance.

To meet its funding objectives, QTC — the Queensland Government’s central financing authority and corporate treasury services provider — will continue to focus on the re-establishment of a yield curve supported exclusively by the full guarantee of the State of Queensland. This will entail both the launch of new State Government guaranteed benchmark bond maturities, as well as opportunities for investors to switch out of existing benchmark bonds guaranteed by the Australian Government into benchmark bonds of a similar maturity fully guaranteed by the State of Queensland. The substantial size of existing benchmark bond lines, together with the volume of additional term funding targeted for 2010-11, places QTC in a position to maintain benchmark status bond lines, irrespective of whether they are guaranteed by the Queensland or Australian governments.

Review of 2009–10 funding activity

Actual debt raisings for the 2009–10 financial year are currently around $20 billion. Any additional funds raised between now and 30 June will be used to fund requirements in 2010-11.

Borrowings were primarily sourced through QTC’s A$ bond ($17 billion) and commercial paper ($3 billion) facilities.

In June 2009, in a funding environment seriously impaired by the global economic and financial crises, Queensland took-up the Australian Government’s offer of a guarantee on all existing QTC A$ benchmark bond lines with a maturity date of between 1 year and 15 years.

GPO BOX 1096, BRISBANE QLD AUSTRALIA 4001

TELEPHONE 07 3842 4600 · FAX 07 3221 4122

www.qtc.com.au

Subsequent to the February 2010 announcement by the Australian Government that it would withdraw its guarantee scheme effective 1 January 2011, Queensland proceeded to re-establish its State Government guaranteed yield curve by launching three new A$ benchmark bond lines, maturing in 2014, 2016 and 2020, that do not carry the guarantee of the Australian Government.

Next review of QTC’s borrowing requirements

The mid-year update of QTC’s borrowing requirement for 2010-11 is scheduled for release in January 2011.

Note: This announcement does not constitute an offer of any securities for sale.

ENDS

For further enquiries, please contact:

Richard Jackson, General Manager, Funding & Markets Ph: +61 7 3842 4789

Mike Gibson, Director, Funding & Markets Ph: +61 7 3842 4775

QTC Media Release attachment (15 June 2010)

QTC Indicative Borrowing Program for 2010–11 financial year

Borrowing details	2010–11 A$M	2009–10 (revised*) A$M
Refinancing of maturing debt:
A$ benchmark bonds	8,763	11,601
A$ non-benchmark bonds	405	58
Medium-term notes (MTNs)	0	487
Commercial paper[1]	2,237	4,714

Total maturing debt	11,405	16,860

Adjustments:
Prefunding of benchmark bond maturities	0	(4,380)
Principal repayments from QTC customers	(600)	(600)
Total refinancing	10,805	11,880

New borrowing:
Capital works and asset procurement	12,947	12,985
Funding in advance of customer borrowings	(5,674)	(5,066)
Total new borrowing	7,273	7,919

TOTAL BORROWING PROGRAM[2]	18,078	19,799

The 2010-11 borrowing estimate is expected to be funded as follows:

Funding source	Expected raisings 2010–11
	Range%	Low A$M	High A$M
Term raisings:
A$ bonds[3]	60–70	10,850	12,650
MTNs & other currency loans	10–20	1,810	3,620

Commercial paper raisings:
TNotes, ECP, USCP	15-20	2,710	3,620

1.	Estimated commercial paper outstanding as at 30 June.
2.	Funding activity may vary depending upon actual customer requirements, the State’s fiscal position and financial market conditions.
3.	Includes A$ domestic and global benchmark bonds, capital indexed bonds and other term issuance.

*Based on the State Budget 2009-10 Mid-Year Economic and Fiscal Update released on 4 December 2009.